

Mail Stop 4631

April 7, 2017

<u>Via E-Mail</u>
Hui Liu Ping
President
Arcom
Yanggu'ao Town, Lei Feng Village, Unit 4, No. 20
Hunan Province, Longhui County 422200
China

> **Re: Arcom**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 27, 2017**
> **File No. 333-215459**

Dear Ms. Ping:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

Security Ownership of Certain Beneficial Owners and Management, page 37

1. We note your response to comment nine in our letter dated March 17, 2017. Please provide the address of Ms. Hui Liu Ping in this section.

Financial Statements – January 31, 2017

Statement of Operations, page F-13

2. It appears that you have calculated your weighted average number of shares outstanding for the period from date of inception of September 26, 2016 through January 31, 2017 using 365 days as the total time in your reporting period. However, the total time in your

reporting period should be from your date of inception of September 26, 2016 through January 31, 2017 rather than 365 days. Please revise your weighted average number of shares outstanding accordingly. Refer to ASC 260-10-20 for definition of weighted average number of common shares outstanding.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction